UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71639T106

(CUSIP Number)

01/17/2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Will Santana

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,100,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,100,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The shares are held by VIP Petcare Holdings, Inc.  The reporting person has an indirect interest in the shares through his ownership of 50% of all outstanding shares of VIP Petcare Holdings, Inc.

(2) The calculation assumes that there is a total of 25,690,749 shares of Class A common stock of the Company outstanding, which is the sum of (i) 13,222,583 shares of Class A common stock outstanding as of November 9, 2017, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission, (ii) 2,100,000 shares of Class A common stock that are issuable in exchange for the 2,100,000 shares of Class B common stock and 2,100,000 common units of PetIQ Holdings, LLC (“LLC Units”) held indirectly by the reporting person and (iii) 10,368,166 shares of Class A common stock that are issuable in exchange for the other 10,368,166 shares of Class B common stock of the Company and 10,368,166 LLC Units currently outstanding.

Item 1.
	(a)	Name of Issuer PetIQ, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 500 E. Shore Drive, Suite 120 Eagle, ID 83616

Item 2.
	(a)	Name of Person Filing Will Santana
	(b)	Address of Principal Business Office or, if none, Residence c/o PetIQ, Inc. 500 E. Shore Drive, Suite 120 Eagle, ID 83616
	(c)	Citizenship United States
(d)

Title of Class of Securities
The class of equity security to which this Schedule 13G relates is the Class A common stock of PetIQ, Inc., a Delaware corporation (the “Company”). The Class A common stock of the Company is publicly traded. The ownership reflected above is shares of Class B common stock of the Company. Class B common stock of the Company is not publicly traded. Class B common stock entitles the holder to one (1) vote per share and is convertible (along with an equal number of common units of PetIQ Holdings, LLC) at any time, into shares of Class A common stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d, a holder of Class B common stock is deemed to have beneficial ownership which such shareholder may acquire upon conversion of the Class B common stock.

	(e)	CUSIP Number 71639T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,100,000
(b) Percent of class: 8.2% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,100,000 (1)
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 2,100,000 (1)
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/29/2018
Date
/s/ Will Santana
Signature
Will Santana, Executive Vice President
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).